January 25, 2012

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:

Actuate Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010, Filed March 11, 2011

Form 8-K, Filed May 31, 2011

File No. 000-24607

REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED JANUARY 20, 2012

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated January 20, 2012 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding recent 10-K and 8-K filings. As we discussed with Ms. Bouvet, we would like to request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days, which would make the response due by February 3, 2012. We are requesting that this date be extended to February 20, 2012. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by February 20, 2012.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

/s/ Dan A. Gaudreau

Dan A. Gaudreau

Senior Vice President, Operations and CFO

cc:	Mrs. Laura Veator, Staff Accountant, Division of Corporate Finance

Stephani Bouvet, Staff Attorney